02053229

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 10-8-02

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| SEC FILE NUMBER |
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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 0 3 2002
DIVISION OF MARKET REGULATION

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WINKLEVOSS INSURANCE CORPORATION

| OFFICIAL USE ONLY |
|---|
| |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 WEST PUTNAM AVENUE
(No. and Street)

GREENWICH (City) CONNECTICUT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HOWARD WINKLEVOSS 203-861-5550
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ARTHUR ALLEN & CO.
(Name — *if individual, state last, first, middle name*)

21 WEST PUTNAM AVENUE (Address) GREENWICH (City) CONNECTICUT (State) 06830 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 1 0 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VB 10-8-02

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, HOWARD WINKLEVOSS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WINKLEVOSS INSURANCE CORPORATION, as of JUNE 30, 2002, 19__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

DIRECTOR/OWNER
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# WINKLEVOSS INSURANCE CORPORATION

## FINANCIAL REPORT

YEAR ENDED JUNE 30, 2002
AND
REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

ARTHUR ALLEN & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS
21 WEST PUTNAM AVENUE
GREENWICH, CONNECTICUT 06830

J. THEODORE ALLEN, CPA
STEPHEN SERWATKA, CPA
RICHARD PAUKNER, CPA

(203) 869-6060
FAX (203) 869-1712

Board of Directors
Winklevoss Insurance Corporation

## INDEPENDENT AUDITORS REPORT

We have audited the accompanying balance sheet of Winklevoss Insurance Corporation as of June 30, 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on theses financial statements based on our audit.

Except as discussed in the following paragraphs, we conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We were unable to confirm client accounts receivable aggregating $772,431 at June 30, 2002, and were unable to satisfy ourselves about such accounts receivable through alternative procedures.

During the year ended June 30, 2002, Winklevoss Insurance Corporation contracted for administration services through Winklevoss Consultants, Inc., a principal shareholder and Winklevoss, LLC, a related party. Although Winklevoss Insurance Corporation has stated in Note 4 to the financial statements that such agreement was made at terms that would have been equivalent to arms-length transactions, the Company has been unable to substantiate that representation as required by generally accepted accounting principles.

In our opinion, except for the effects of the matters discussed in the two preceding paragraphs, the financial statements referred to above present fairly, in all material respects, the financial position of Winklevoss Insurance Corporation as of June 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Dutchess Allen & Co LLC

September 26, 2002

WINKLEVOSS INSURANCE CORPORATION
BALANCE SHEET
JUNE 30, 2002

## ASSETS

| | | |
|---|---|---|
| **Current Assets** | | |
| Cash | $ | 23,448 |
| Accounts receivable | | 94,199 |
| Securities available for sale (Note 6) | | 3,300 |
| Due from affiliate | | 13,051 |
| Total Current Assets | | 133,998 |
| **Other Asset** | | |
| Organization costs - net of accumulated amortization (Notes 1E and 5) | | 3,440 |
| Total Assets | $ | 137,438 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| **Current Liabilities** | | |
| Income and franchise taxes payable (Note 1D) | $ | 9,505 |
| **Stockholder's Equity** | | |
| Common stock - 3,000 shares authorized, issued and outstanding at $.01 par | | 30 |
| Additional paid in capital (Note 4) | | 117,166 |
| Retained earnings | | 10,737 |
| | | 127,933 |
| Total Liabilities and Stockholder's Equity | $ | 137,438 |

See accompanying notes to financial statements

WINKLEVOSS INSURANCE CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2002

| | |
|---|---|
| Revenues | |
| Contract fees and commissions | $ 2,292,995 |
| Expenses | |
| Management fees (Note 4) | 2,340,585 |
| Bad debt (Note 10) | 271,017 |
| Amortization (Note 1E) | 1,720 |
| License fees | 1,297 |
| | 2,614,619 |
| Operating loss | (321,624) |
| Other income - dividends and interest | 875 |
| Income before provision for franchise taxes | (320,749) |
| Provision for franchise taxes (Note 1D) | 356 |
| Net Loss | $ (321,105) |

See accompanying notes to financial statements

WINKLEVOSS INSURANCE CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2002

| | Common Stock Shares | Common Stock Amount | Additional Paid in Capital | Retained Earnings (Deficit) | Total Equity |
|---|---|---|---|---|---|
| Balance - June 30, 2001 | 3,000 | $ 30 | $ 117,166 | $ (1,257) | $115,939 |
| Prior period adjustment - (Note 7) | - | - | - | 333,099 | 333,099 |
| Net loss FYE June 30, 2002 | - | - | - | (321,105) | (321,105) |
| Balance - June 30, 2002 | 3,000 | $ 30 | $ 117,166 | $ 10,737 | $127,933 |

See accompanying notes to financial statements

WINKLEVOSS INSURANCE CORPORATION
STATEMENT OF CASH FLOWS (NOTES 1C AND 2)
FOR THE YEAR ENDED JUNE 30, 2002

| | |
|---|---|
| **Cash Flows Provided (Used) in Operating Activities:** | |
| Net loss | $ (321,105) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Prior period adjustment | 333,099 |
| Amortization | 1,720 |
| Increase in receivables | (42,383) |
| Increase in due from affiliate | (13,051) |
| Decrease in accounts payable | (204,343) |
| Decrease in franchise taxes payable | (995) |
| Decrease in stockholder loan payable | (356) |
| Net cash used in operating activities | (247,414) |
| **Cash Flows Provided (Used) in Investing Activities:** | - |
| **Cash Flows Provided (Used) in Financing Activities:** | - |
| Net decrease in cash | (247,414) |
| Cash - beginning of year | 270,862 |
| Cash - end of year | $ 23,448 |

See accompanying notes to financial statements

WINKLEVOSS INSURANCE CORPORATION

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2002

1. Summary of Significant Accounting Policies

(A) Nature of Operations

Winklevoss Insurance Corporation (the "Company") is a NASD registered broker-dealer and licensed insurance agency in the business of advising corporations, banks and other persons in the private placement of sophisticated variable insurance products and securities. The Company neither receives client money nor holds such money in client accounts and is, therefore, a limited broker-dealer. The Company was incorporated and commenced operations on March 14, 1994.

The Company operates under the control of Winklevoss LLC, an affiliated entity under common ownership. Virtually all of the Company's operating expenses, including labor, rent and overhead expenses are provided by Winklevoss LLC and billed by Winklevoss LLC to the Company as a management fee pursuant to terms set forth in an agreement dated July 1, 2001. (See Note 4)

(B) Revenue Recognition

Revenue from variable life insurance client contracts involving fee sharing arrangements with money managers is recognized as earned monthly. Insurance commissions earned for client variable life insurance contracts are also recognized monthly.

(C) Cash Equivalents

For purposes of reporting cash flow, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

(D) Income Taxes

The Company has elected, for Federal income tax purpose, to be taxed as a member of a controlled group. Controlled groups split up the levels of corporate taxes among all of the controlled group members. Consequently, it is possible that the Company may be subject to a tax rate higher than the stated rate on a particular level of income (see Note 11).

(E) Amortization

The Company has elected to amortize its organization costs over a 60 month period using the straight line method.

(F) Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(G) Concentration of Risk

Accounts on deposit in banks are insured up to the federal limit. The balances, at times, may exceed the federally insured limits. Accounts on deposit with broker institutions are not federally insured. Approximately 66% of current year revenues were derived from four clients of the Company.

2. Statement of Cash Flows

The Company has paid $-0- of income taxes in the year ended June 30, 2002.

3. Capital Requirements

The Corporation is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 which requires that aggregate indebtedness (as defined) shall not exceed fifteen times net capital (as defined).

There are restrictions on operations if aggregate indebtedness exceeds ten times net capital. At June 30, 2002, the computation of net capital, minimum net capital and ratio of Aggregate Indebtedness to Net Capital was as follows:

WINKLEVOSS INSURANCE CORPORATION

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2002

| | 2002 |
|---|---|
| Total Shareholder's Equity | $127,933 |
| Non-allowable Assets and Other Deductions | |
| Net organizational costs | 3,440 |
| Securities haircuts | - |
| Securities available for sale | 3,300 |
| Non-allowable accounts receivable | 94,199 |
| Non-allowable receivable from affiliate | 13,051 |
| Total Deductions | 113,990 |
| Net Capital | $ 13,943 |
| Amounts included in Total Liabilities which Represent Aggregate Indebtedness | 9,505 |
| Minimum Capital Required (the greater of $5,000 or 6 2/3% of aggregate indebtedness) | 5,000 |
| Capital in Excess of Minimum Requirement | 8,943 |
| Ratio of Aggregate Indebtedness to Net Capital | 68.17% |

This independent calculation did not materially differ from the clients calculation.

4. Related Party Transactions

The Company is involved in the following related party transactions:

The Company is wholly owned (100%) by Winkelvoss Consulting, Inc.

Prior to July 1, 1999, Company expenses were paid under an agreement with Winklevoss Consultants, Inc., which the Company had the option to either pay back or accept as a capital contribution. The Company has elected to treat $117,166 as additional paid-in capital.

The Company is party to an agreement with an affiliated entity, Winklevoss LLC. The agreement is dated July 1, 2001 and states that all management, infrastructure, and operating expenses are to be provided by Winklevoss LLC and billed to the Company as a management fee. The agreement provides a limit or cap on the expenses as an annual amount not to exceed 99% of the Company's annual revenues. Interest at 1% per month is to be charged on late payments. Management fees of $2,340,585 were billed for the year ended June 30, 2002, of which $1,431,356 has been paid as of June 30, 2002.

At June 30, 2002, $909,229 of management fees were due to Winklevoss LLC. In accordance with an agreement executed September 25, 2002, effective June 30, 2002, all of this remaining liability was satisfied via an assignment of the Company's third party accounts receivable in the amount of $922,280 resulting in a corresponding receivable of $13,051. In consideration of this assignment, all accrued interest on the management fees in arrears as of June 30, 2002 has been abated.

5. Organization Costs

Organization costs of $8,600 have been capitalized and amortized. Accumulated amortization at June 30, 2002 is $5,160.

6. Securities

The Company owns marketable stock warrants which are classified as securities available for sale and are reported at fair value. At June 30, 2002 the cost of these securities approximated their market value.

7. Prior Period Adjustment

The Company has identified $333,079 of income (net of taxes) initially recorded in the year ended June 30, 2002 as revenue actually earned in the preceding fiscal year ending June 30, 2001. Accordingly, a prior period adjustment has been recorded decreasing the revenue for the current fiscal year and increasing opening retained earnings at July 1, 2001.

WINKLEVOSS INSURANCE CORPORATION

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2002

8. Lease Commitments

The Company had no lease obligations for office space or equipment at June 30, 2002.

9. Securities Dealer Blanket Bond

The Company is covered by a Securities Dealer Blanket Bond issued by National Union Fire Insurance Company of Pittsburgh, PA. The liability limit of the bond is $30,000 with a $5,000 deductible. The current contract expires November 1, 2002.

10. Bad Debt Expense

The Company is involved in a contract dispute that has resulted in the writeoff of $271,017 of unbilled associated fees which the Company believes will not be collected.

11. Subsequent Events

On September 15, 2002 the Company has filed to be taxed as a qualified subsidiary of its parent, Winklevoss Consultants Inc., an S Corporation. If approved, the election will be effective July 1, 2002.

On August 1, 2002, the Company entered into a contract with a major bank thereby generating insurance commissions. Those commissions are expected to initially amount to approximately $67,000 a year and approximately $35 million over the life of the insurance policies.

12. Commitments

During the year ended June 30, 2002, Winklevoss LLC. entered into employment contracts with two individuals that work exclusively for the Company. Those contracts show minimum future salary payments as follows:

| | |
|---|---|
| June 30, 2003 | $ 180,000 |
| June 30, 2004 | 60,000 |
| Total | $ 240,000 |

WINKLEVOSS INSURANCE CORPORATION
(S.E.C. I.D. NO. 39081)

FINANCIAL STATEMENTS FOR THE
YEARS ENDED JUNE 30, 2002
AND OPINION OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

ARTHUR ALLEN & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS
21 WEST PUTNAM AVENUE
GREENWICH, CONNECTICUT 06830

J. THEODORE ALLEN, CPA
STEPHEN SERWATKA, CPA
RICHARD PAUKNER, CPA

(203) 869-6060
FAX (203) 869-1712

## Independent Auditors' Report on Internal Accounting Control Required By S.E.C. Rule 17a-5

Winklevoss Insurance Corporation
500 West Putnam Avenue
Greenwich, Connecticut 06830

We have audited the financial statements of Winklevoss Insurance Company for the year ended June 30, 2002, and have issued our opinion thereon dated September 26, 2002, which is qualified. As part of our examination we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 under the Securities Exchange Act of 1934. This study and evaluation included the accounting system and the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11). The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in subparagraph (k)(1) of the Rule. The Company does not handle securities; accordingly, it has not established procedures for safeguarding securities. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weaknesses existing at the date of our examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance on the system of internal accounting control in determining the nature, timing, and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to assist the auditor in planning and performing his examination of financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the

reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognized that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost-benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

Our audit of the financial statements made in accordance with generally accepted auditing standards, including the study and evaluation of the Company's system of internal accounting control for the year ended June 30, 2002, would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned function. We noted the following matters involving the internal control structure, that we consider to be material weaknesses as defined above.

> The size of the business necessarily imposes practical limitations on the effectiveness of those internal accounting control procedures that depend on segregation of duties. It was further determined that a lack of trained accounting personnel and sufficient supervision was found to exist. These limitations

were found to impact the recording of cash receipts, the issuance of client invoices, and the transactions between related parties.

The Company has initiated corrective action in the current year including the hiring of qualified competent staff, enhanced supervision by management and greater segregation of functions.

These conditions were considered in determining the nature, timing, and extent of the audit tests to be applied in our audit of the June 30, 2002 financial statements, and this report does not affect our opinion dated September 26, 2002, on our audit.

This report is intended solely for he use of management, the Securities and Exchange Commission and other regulatory agencies with rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Arthur Allen & Co LLC

Certified Public Accountants

September 26, 2002